HERITAGE COMMUNITY NEW BEGINNINGS






03055278



SALISBURY BANCORP, INC.

THE HOLDING COMPANY FOR

SALISBURY BANK AND TRUST COMPANY

THE 2002 ANNUAL REPORT

The Board of Directors
Salisbury Bancorp, Inc.



Salisbury Bank
and Trust Company

(pictured from left)

John F. Perotti
President & CEO
Salisbury Bancorp, Inc. &
Salisbury Bank and Trust Company

Walter C. Shannon, Jr.
President Emeritus, Wagner-McNeil, Inc.
President, William J. Cole Agency, Inc.

Louise F. Brown
Attorney
Partner, Ackerly Brown LLP

Nancy F. Humphreys
Citigroup New York, Citibank as
Managing Director & Treasurer
Global Corporate Investment Bank
North America (retired)

Michael A. Varet
Attorney
Partner, Piper Rudnick LLP

Holly J. Nelson
Tour Operator
Horses North LLC

John R.H. Blum
Attorney
Chairman,
Salisbury Bancorp, Inc. &
Salisbury Bank and Trust Company

Gordon C. Johnson, D.V.M.
Veterinarian (retired)

Prior to its August 2002 meeting, the Board is pictured outside Beckley House, a new apartment complex that is part of Geer Nursing and Rehabilitation in Canaan.

Annual Shareholders Meeting

Saturday April 26, 2003
at 10 a.m.

5 Bissell Street
Lakeville, Connecticut 06039

Heritage Community New Beginnings

There is much about the way we view life in our part of the world that translates easily to what we find best about life in America. It has its own alchemy: our legacy, our friends and family, our pledge to make a better tomorrow. If it is the American Dream, then we live it every day. If it is nothing but symbols and rhetoric, then we will work to make it real.

History is all around us in the small communities we serve, in the architecture, in the landscape, in the traditions, and in the faces of the many families who trace their ancestry to the area's early founders. In true American fashion, newcomers to our communities absorb and adopt this heritage and make it part of their own.

Our sense of community is more than an invention. It is our daily pattern of caring for one another and of celebrating those values we share. The person we pass on the street, stranger or friend, is a reflection of ourselves.

Nothing speaks more loudly in our lives than the grand and sweeping possibilities tomorrow may bring: new beginnings every day, a better way, a different perspective, a great idea.

This annual report is dedicated to the way of life we hold dear and to the spirit of our shareholders, customers, and fellow citizens who, with passion and purpose, set out to rekindle, restore, and remake the best in us all.

On the Cover

The simple, ancient architecture of a wall of the iron furnace atop Mt. Riga in Salisbury; Falls Village volunteer firemen at parade rest, Memorial Day; dawn comes to Sharon.

Employees of the Quarter for 2002



Cheryl Krupinski



Kim Scutt



Anne Honour



Lisa Riley

Salisbury Bank and Trust Company Advisory Board



From left: Edward O. Heacox, Mary T. Kirby, Charles D. Brooks, Eileen M. Mulligan, Richard Rennia, Mary Cooper

Not pictured: Angela B. Cruger, Barclay Prindle, John P. Tuke

Contents

Profile of the Corporation

Salisbury Bancorp, Inc. is a banking and financial services company that was organized in August of 1998. The Company's sole subsidiary is Salisbury Bank and Trust Company (SBT), which is chartered as a state bank and trust company by the State of Connecticut. Salisbury Bank and Trust Company was formed in 1925 by the merger of the Salisbury Savings Society, founded in 1848, and the Robbins Burrall Trust, founded in 1874.

A commercial bank with assets of $293,107,000 at December 31, 2002, SBT's broad range of services includes an extensive array of deposit services, multiple mortgage products, and various other types of loans designed to meet the financial needs of its customers. SBT also has a full-service Trust Department and a financial planning department offering trust and estate administration and investment management services. SBT has four full-service banking offices located in Lakeville, Salisbury, Sharon and Canaan Connecticut, serving customers primarily from Litchfield County in Connecticut, Dutchess and Columbia Counties in New York, and Berkshire County in Massachusetts.

Salisbury Bancorp's shares are traded on the American Stock Exchange under the symbol "SAL."

For more information, call us at 860-435-9801 or visit our web site: www.salisburybank.com

Letter from the President

There are many pleasures associated with being President and Chief Executive Officer of the Salisbury Bank and Trust Company. It's rewarding to work with a committed, involved, and supportive Board of Directors whose collective wisdom and experience is an extraordinary resource for a rural, community bank such as ours. I have the opportunity to meet regularly with our Advisory Board, who help us keep in touch with what's happening in our surrounding communities. I'm proud of my top-notch staff, each of whom takes a personal as well as a professional interest in the welfare of the bank and its customers. A number of our employees have been with the bank for many years, and we have a group of energetic, young newcomers as well.

I started at SBT as a young man myself and, while it's hard to imagine that 30 years have gone by since then, it's given me a good perspective on how much the bank has changed—in terms of technology, services offered, branches, and size of the staff—yet has retained essentially the same character. SBT remains an independent, community bank serving the residents and businesses of the Tri-State Area and an active and concerned corporate citizen.

Of course, I greatly enjoy reporting to shareholders that your company has completed yet another very good year. Total assets as of December 31, 2002 were $293,107,000 as compared to $283,602,000 last year. Total deposits, at $211,037,000,

The Management Team of Salisbury Bancorp, Inc. and Salisbury Bank and Trust Company



John F. Perotti
President and Chief Executive Officer, Salisbury Bancorp, Inc. & Salisbury Bank and Trust Company

Richard J. Cantele, Jr.
Secretary, Salisbury Bancorp, Inc. & Executive Vice President, Treasurer and Chief Operating Officer



Diane E.R. Johnstone
Senior Vice President and Trust Officer

Sharon A. Pilz
Vice President and Trust Officer

William C. Lambert
Vice President and Trust Officer



John F. Foley
Chief Financial Officer, Salisbury Bancorp, Inc. & Senior Vice President and Comptroller

Todd M. Clinton
Senior Vice President, Operations and Compliance Officer



Lana M. Hobby
Vice President and Secretary

Geoffrey Talcott
Vice President and Chief Lending Officer

represent a significant increase over those in 2001 of $201,351,000. Total investments showed an increase of nearly $33,000,000, rising from $105,593,000 in 2001 to $138,435,000 at year end 2002. Total capital rose to $27,345,000 from $23,363,000. And, for the eighth consecutive year, net earnings increased over the previous year. Our net earnings in 2002 were $3,199,000 as opposed to $2,901,000 in 2001.

Certainly one of the reasons that the bank continues to thrive is our resolve to stay attuned to the needs and goals of our customers. A primary example of this is internet banking, which was launched in May of 2001. In less than two years, on-line banking at SBT has grown so rapidly that it has become, in effect, the bank's fifth branch. In the month of December 2002 alone we opened 102 new on-line accounts. We anticipate that more and more customers will choose to bank with us electronically and, to make sure that they receive the attention they deserve, we established an E-Commerce Department this year. The new department was placed in the capable hands of two long-time employees, Bobbie Anderson and Nancy Myers, who oversee the smooth functioning of SBT Net, SBT Link, ATM debit and credit cards, ACH (Automated Clearing House) origination, and the bank's internet connection with The Lakeville Journal's website, TriCornerExtra (www.tcextra.com).

In less than two years, on-line banking at SBT has grown so rapidly that it has become, in effect, the bank's fifth branch.

One of the two new on-line services added in 2002 is SBT PAL (Portfolio Account Link), which allows trust customers to view a snapshot of their holdings, including number of shares, the current unit cost, market value as of the previous day, pending trades, pending bills, checks due, and a 60-day review of activity. SBT PAL is offered to all SBT Trust customers at no charge.

The other new on-line service is the V Card, which allows holders of a SBT Visa or Visa Gold card 24-hour access to their current account information. Any SBT Visa cardholder can check his or her account balance, available credit, the amount and date of the last payment, cash advance limit, transactions posted since the last statement, and other account specifics.

To enable the bank to handle all these electronic services efficiently and to continue to offer our on-line customers optimal service and an increasingly diversified menu of capabilities, the bank switched to new software, the FISERV Vision System, over the Veteran's Day holiday. FISERV has an impressive track record in the banking industry and is already in wide use. The operations staff spent the entire holiday weekend here, making sure that the new system was working as well as we hoped so that we could open with confidence on Tuesday morning. The changeover went smoothly, the system is operating very nicely, and it will allow us to offer our on-line customers a number of new enhancements, which will be available in the future.

Of course, many of our customers choose to bank with us the old-fashioned, face to face way, and that's just fine with us. We're happy to have you come see us at the bank and, in the case of some very special customers, we take the bank to them. Once a week during the school year, SBT opens for business at three area elementary schools: Salisbury Central School, Sharon Center School, and Millerton Elementary School. Four SBT employees and one parent act as bankers in the schools, accepting savings deposits from our youngest customers. It's called the Save For America Program, and we're now in our tenth year of helping parents teach their children the value of saving on a regular basis. Just as with any regular SBT savings account, interest is compounded daily, and student savers receive quarterly statements so they can watch their money grow. And does it grow. Since the program began in the 1993-94 school year to the close of the 2001-02 school year, Save For America student savings accounts at SBT totaled $160,000, an increase of $30,000 over the previous year, and at average weekly deposits of just $1.50 to $5.00 per student.

Our Employee of the Quarter roster now stands at 34 names, all of whom are more than deserving of the honor. Chosen by their peers to join this exclusive club in 2002 were Cheryl Krupinski, Anne Honour, Kim Scutt, and Lisa Riley. The Employee of the Quarter program allows us to recognize staff members who have gone the extra mile, and my sincere congratulations and thanks go to each of them.

The one sad event in the bank's year was the untimely passing of Jack Rogers in July. Jack devoted his entire career, 47 years, to the bank, beginning in bookkeeping in 1954, becoming a Board member in 1964, and president in 1969. He retired in 1984, but continued to serve on our Board until the end of 2001, when the Board named him Director Emeritus, an honor extended to only one other person in the bank's history. Jack left us a fine legacy of loyalty, integrity, and concern for the welfare of the community as a whole. There aren't many like him.

Thanks are also due you, our shareholders, for your continuing loyalty to the bank and your commitment to the goals we share.



John F. Perotti
President and Chief Executive Officer
Salisbury Bancorp, Inc.
&
Salisbury Bank and Trust Company

SELECTED FINANCIAL DATA

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF THE COMPANY

	At or For the Years Ended December 31				
	2002	*2001*	*2000*	*1999*	*1998*
	[dollars in thousands except per share data]				
Statement of Condition Data:					
Loans, Net	**$135,632**	$143,066	$138,270	$124,313	$119,143
Allowance For Loan Losses	**1,458**	1,445	1,292	1,160	1,260
Investments	**138,435**	105,593	91,922	77,745	81,290
Total Assets	**293,107**	283,602	249,054	215,385	217,226
Deposits	**211,037**	201,351	166,436	154,358	153,147
Borrowings	**51,891**	53,004	47,357	39,712	41,120
Shareholders' Equity	**27,345**	23,363	22,460	19,895	21,555
Nonperforming Assets	**1,400**	587	521	495	2,044
Statement of Income Data:					
Interest and Fees on Loans	**$9,677**	$11,344	$10,494	$9,621	$9,480
Interest and Dividends on Securities and Other Interest Income	**6,481**	5,746	6,015	4,903	3,881
Interest Expense	**6,898**	8,301	8,284	6,683	6,043
Net Interest Income	**9,260**	8,789	8,225	7,841	7,318
Provision for Loan Losses	**300**	150	180	120	120
Trust Department Income	**1,100**	1,070	1,108	1,121	1,031
Other Income	**1,388**	1,187	914	860	735
Net Gain (Loss) on Sales of Securities	**634**	130	(64)	(2)	0
Other Expenses	**7,775**	6,755	5,797	5,523	5,347
Pre Tax Income	**4,307**	4,271	4,206	4,177	3,617
Income Taxes	**1,108**	1,370	1,357	1,484	1,299
Net Income	**$3,199**	$2,901	$2,849	$2,693	$2,318
Per Share Data:					
Earnings per common share	**$2.25**	$2.03	$1.92	$1.78	$1.48
Earnings per common share, assuming dilution	**$2.25**	$2.03	$1.92	$1.78	$1.47
Cash Dividends Declared per share	**$0.88**	$0.84	$0.77	$0.70	$0.60
Book Value (at year end)	**$19.21**	$16.43	$15.40	$13.23	$13.85
Selected Statistical Data:					
Return on Average Assets	**1.13%**	1.14%	1.23%	1.25%	1.22%
Return on Average Shareholders' Equity	**12.63%**	12.25%	13.64%	12.96%	11.27%
Dividend Payout Ratio	**39.11%**	41.38%	39.72%	39.16%	40.13%
Average Shareholders' Equity to Average Assets	**8.92%**	9.27%	8.98%	9.67%	10.79%
Net Interest Spread	**3.13%**	2.99%	2.83%	3.07%	3.20%
Net Interest Margin	**3.72%**	3.79%	3.79%	3.93%	4.14%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS

The following provides Management's comments on the financial condition and results of operations of Salisbury Bancorp, Inc. (the "Company"), a Connecticut corporation which is the holding company for Salisbury Bank and Trust Company, (the "Bank"). The Company's sole subsidiary is the Bank, which has four (4) full service offices including a Trust Department located in the towns of North Canaan, Lakeville, Salisbury and Sharon, Connecticut. The Company and the Bank were formed in 1998 and 1848, respectively. This discussion should be read in conjunction with the Company's consolidated financial statements and the notes to the consolidated financial statements that are presented as part of this Annual Report.

RESULTS OF OPERATIONS

Comparison of the Years Ended December 2002 and 2001

OVERVIEW

The reported earnings for the Company were $3,199,000 in 2002, an increase of $298,000 or 10.27% over year 2001 earnings of $2,901,000. Earnings in 2000 were $2,849,000. As a result, earnings per share increased $.22 or 10.83% to $2.25 in 2002. This compares to earnings per share of $2.03 in 2001 and $1.92 in 2000. The improvement in net income is primarily the result of growth in earning assets that has produced an increase in total net interest income coupled with an increase in other noninterest income.

The Company is "well capitalized". The Company's risk-based capital ratios at December 31, 2002, which includes the risk-weighted assets and capital of the Salisbury Bank and Trust Company, were 16.05% for Tier 1 capital and 17.21% for total capital. The Company's leverage ratio was 7.80% at December 31, 2002. This compares to a Tier 1 capital ratio at December 31, 2001 of 15.09%, a total capital ratio of 16.21%, and a Company leverage ratio was 7.61%.

As a result of the Company's financial performance, the Board of Directors increased total dividends declared on the Company's common stock to $.88 per share in 2002. This compares to an $.84 per share dividend paid in 2001 and a $.77 per share dividend that was paid in 2000.

NET INTEREST AND DIVIDEND INCOME

The Company earns income from two basic sources. The primary source is through the management of its financial assets and liabilities and the second is by charging fees for services provided. The first source involves functioning as a financial intermediary. The Company accepts funds from depositors or borrows funds and either lends the funds to borrowers or invests those funds in various types of securities. The second source is fee income, which is discussed in the noninterest income section of this analysis.

Net interest income is the difference between the interest and fees earned on loans, interest and dividends earned on securities (the Company's earning assets) and the interest expense paid on deposits and borrowed funds, primarily in the form of advances from the Federal Home Loan Bank. The amount by which interest income will exceed interest expense depends on two factors: (1) the volume or balance of earning assets compared to the volume or balance of interest-bearing deposits and borrowed funds and (2) the interest rate earned on those interest earning assets compared with the interest rate paid on those interest-bearing deposits and borrowed funds. For this discussion, net interest income is presented on a fully taxable-equivalent ("FTE") basis. FTE interest income restates reported interest income on tax exempt loans and securities as if such interest were taxed at the applicable State and Federal income tax rates for all periods presented.

(dollars in thousands)	December 31		
	2002	2001	2000
Interest and Dividend Income (financial statements)	**$16,157**	$17,089	$16,510
Tax Equivalent Adjustment	**1,028**	504	335
Total Interest Income (on an FTE basis)	**17,185**	17,593	16,845
Interest Expense	**(6,898)**	(8,300)	(8,284)
Net Interest Income-FTE	**$10,287**	$ 9,293	$ 8,561

The Company's 2002 total interest and dividend income on an FTE basis of $17,185,000 was $408,000 or 2.32% less than the total interest and dividend on an FTE basis of $17,593,000 in 2001. Although there is an increase in earning assets, this decrease in interest and dividend income is primarily the result of an economic environment with lower interest rates. A change in the mix of earning assets which reflects an increase in tax exempt securities has resulted in a significant increase in the tax equivalent adjustment of $1,028,000 for 2002 as compared to $504,000 for 2001. This is an increase of approximately 104%. Total interest and dividend income on an FTE basis for 2000 totaled $16,845,000.

Interest expense on deposits in 2002 decreased $1,263,000 or 23.82% and totaled $4,039,000. This compares to $5,302,000 for the corresponding period in 2001 and $5,421,000 in 2000 respectively. Although deposits increased, primarily as the result of the Canaan Branch acquisition during the fourth quarter of 2001, generally lower interest rates resulted in the decrease in interest expense. Interest expense for Federal Home Loan Bank advances decreased $141,000 to $2,858,000 in 2002. This compares to interest expense of $2,999,000 in 2001 and is primarily the result of a decrease in borrowings. Although interest margins continue to be pressured by generally lower interest rates and by aggressive competition, net interest income on an FTE basis increased $994,000 or 10.70% and totaled $10,287,000 at December 31, 2002. This compared to total net interest income on an FTE basis of $9,293,000 at December 31, 2001.

Net interest margin is net interest and dividend income expressed as a percentage of average earning assets. It is used to measure the difference between the average rate of interest and dividends earned on assets and the average rate of interest that must be paid to support those assets. To maintain its net interest margin, the Company must manage the relationship between interest earned and paid. The Company's 2002 net interest margin on an FTE basis was 3.72%. This compares to a net interest margin of 3.79% for the corresponding period in 2001. The following table reflects average balances, interest earned or paid and rates for the three years ended December 31, 2002, 2001 and 2000. The average loan balances include both non-accrual and restructured loans. Interest earned on loans also includes fees on loans such as late charges collected that are not deemed to be material. Interest earned on tax exempt securities in the table is presented on a fully taxable-equivalent basis ("FTE"). A federal tax rate of 34% was used in performing these calculations. Actual tax exempt income earned in 2002 was $1,995,000 with a yield of 4.83%. Actual tax exempt income in 2001 totaled $977,000 with a yield of 4.88% and in 2000 actual tax exempt income was $651,000 with a yield of 4.95%.

YIELD ANALYSIS

Average Balances, Interest Earned and Rates Paid

(dollars in thousands)	Year Ended December 31 2002			2001			2000		
	AVERAGE BALANCE	INTEREST EARNED/ PAID	YIELD RATE	AVERAGE BALANCE	INTEREST EARNED/ PAID	YIELD RATE	AVERAGE BALANCE	INTEREST EARNED/ PAID	YIELD RATE
ASSETS									
Interest Earning Assets:									
Loans	$139,582	$9,677	6.93%	$145,502	$11,344	7.80%	$129,972	$10,494	8.07%
Taxable Securities	$81,715	$4,144	5.07%	$68,921	$4,422	6.42%	$73,958	$4,810	6.50%
Tax-Exempt Securities *	$41,347	$3,023	7.31%	$20,030	$1,481	7.39%	$13,160	$987	7.50%
Federal Funds	$7,214	$111	1.54%	$9,986	$310	3.10%	$8,382	$533	6.36%
Other Interest Income	$549	$11	2.00%	$809	$36	4.45%	$332	$21	6.33%
Total Interest Earning Assets	$270,407	$16,966	6.27%	$245,248	$17,593	7.17%	$225,804	$16,845	7.46%
Alowance for Loan Losses	($1,403)			($1,412)			($1,187)		
Cash & due from Banks	$5,923			$5,138			$5,040		
Premises,Equipment	$2,810			$2,676			$2,425		
Net unrealized gain/loss on AFS Securities	$1,083			$500			($2,803)		
Other Assets	$5,263			$3,312			$3,281		
Total Average Assets	$284,083			$255,462			$232,560		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest Bearing Liabilities:									
Now/Money Market Deposits	$62,756	$807	1.29%	$67,516	$1,901	2.82%	$60,221	$2,245	3.73%
Savings Deposits	$37,629	$743	1.97%	$16,674	$396	2.37%	$15,691	$382	2.43%
Time Deposits	$67,157	$2,490	3.71%	$60,854	$3,004	4.94%	$53,781	$2,794	5.20%
Borrowed Funds	$51,966	$2,858	5.50%	$53,407	$2,999	5.62%	$49,291	$2,863	5.81%
Total Interest Bearing Liabilities	$219,508	$6,898	3.14%	$198,451	$8,300	4.18%	$178,984	$8,284	4.63%
Demand Deposits	$37,578			$31,497			$31,522		
Other Liabilities	$1,660			$1,829			$1,167		
Shareholders' Equity	$25,337			$23,685			$20,887		
Total Liabilities and Equity	$284,083			$255,462			$232,560		
Net Interest Income		$10,068			$9,293			$8,561	
Net Interest Spread			3.13%			2.99%			2.83%
Net Interest Margin			3.72%			3.79%			3.79%

* Presented on a fully taxable equivalent ("FTE") basis

Volume and Rate Variance Analysis of Net Interest Income
(Taxable equivalent basis)

(dollars in thousands)	*2002 over 2001*			*2001 over 2000*		
		Volume	*Rate*	*Total*	*Volume*	*Rate*
Total						
Increase (decrease) in:						
Interest income on:						
Loans	$ (462)	$ (1,205)	$(1,667)	$ 1,253	$ (403)	$ 850
Taxable investment securities	821	(1,099)	(278)	(327)	(61)	(388)
Tax-exempt investment securities	1,575	(33)	1,542	515	(21)	494
Other interest income	(97)	(127)	(224)	132	(340)	(208)
Total interest income	$ 1,837	$ (2,464)	$ (627)	$ 1,573	$ (825)	$ 748
Interest expense on:						
NOW/Money Market deposits	$ (134)	$ (960)	$(1,094)	$ 272	$ (616)	$(344)
Savings deposits	496	(149)	347	24	(10)	14
Time deposits	311	(825)	(514)	368	(158)	210
Borrowed funds	(81)	(60)	(141)	239	(103)	136
Total interest expense	$ 592	$ (1,994)	$(1,402)	$ 903	$ (887)	$ 16
Net interest margin	$ 1,245	$ (470)	$ 775	$ 670	$ 62	$ 732

NONINTEREST INCOME

Noninterest income totaled $3,122,000 for the year ended December 31, 2002 as compared to $2,387,000 for the year ended December 31, 2001. Trust Department income increased slightly to $1,100,000 from $1,070,000. This is primarily the result of the efforts of new business development. Service charges remained consistent at $472,000 for 2002 and 2001, respectively. Gains on sales of available-for-sale securities totaled $634,000 in 2002. This represents an increase of $504,000 or 388% when comparing total gains on sales of available-for-sale securities of $130,000 in 2001. Movement in the markets have presented opportunities for the Company to enhance the return from the securities portfolio which has resulted in this increase. Other income, including gain on sale of loans held-for sale, increased $200,000 or 27.97% to $915,000 in 2002. This compares to total other income, including gain on sale of loans held-for-sale, of $715,000 in 2001. This increase is primarily the result of increased fees generated from the refinancing activities in the secondary market as well as an increase in transaction fees generated from activity of deposit accounts. The Company continues to seek to increase noninterest income due to its importance as a potential contributor to profitability.

NONINTEREST EXPENSE

Noninterest expense increased 15.10% to $7,775,000 for the year ended December 31, 2002 as compared to $6,755,000 for the corresponding period in 2001. Salaries and employee benefits totaled $4,235,000 for the twelve months ended December 31, 2002 compared to $3,834,000 for the same period in 2001. This is an increase of $401,000 or 10.46% and is primarily the result of the addition of staff for the Canaan Branch that was opened in September 2001 coupled with the additional staff that was also hired to service the increase in new business at the Bank's other facilities. Annual pay raises and the increasing costs of employee benefits have also contributed to the increased expense. Occupancy and equipment expenses increased $142,000 or 19.37% to $875,000. This compares to total occupancy and equipment expense of $733,000 for the same period in 2001. The increase is primarily the result of expenses associated with having an additional office to maintain. The Company has also incurred some one time equipment costs relating to unscheduled system upgrades. Data processing expenses increased $39,000 or 7.79% for the year ended December 31, 2002 and totaled $533,000. Data processing expenses for the same period in 2001 totaled $495,000. Insurance expenses for the year 2002, which do not include insurance benefits associated with employees, increased $22,000 or 23.69% and totaled $114,000. This compares to insurance expense that totaled $92,000 for the year ended December 31, 2001. Printing and stationery costs and legal expenses remained very consistent when comparing 2002 to 2001. Amortization expense of the "Core Deposit Intangible" assets associated with the Canaan Branch acquisition totaled $68,000 for the year ended

December 31, 2002. This expense for 2002 represents a full year of amortization while the total expense of $48,000 represents only three and one half months of the year 2001 because the acquisition was completed in September 2001. Other operating expenses totaled $1,699,000 for the year ended December 31, 2002 compared to other operating expenses totaling $1,317,000 for the corresponding period in 2001. This increase of $382,000 or 29.01% is primarily the result of additional expenses relating to the operation of the Canaan Branch acquired last year coupled with increased expenses relating to Trust operations as well as normal increases in expenses associated with the operation of the Company.

INCOME TAXES

In 2002, the Company's income tax provision totaled $1,108,000, an effective tax rate of 25.72%. This compares to an income tax provision of $1,370,000 in 2001, reflecting an effective tax rate of 32.08%. This decrease is primarily the result of the impact of an increase in tax exempt interest earned from the securities portfolio.

NET INCOME

Overall, net income totaled $3,199,000 for the year ended December 31, 2002, compared to net income of $2,901,000 for the year 2001. This was an increase of $298,000 or 10.27% and reflects earnings of $2.25 per share for the year. This compared to earnings per share of $2.03 for the same period in 2001.

RESULTS OF OPERATIONS

Comparison of the Years Ended December 2001 AND 2000

OVERVIEW

Salisbury Bancorp, Inc.'s earned net income amounted to $2,901,000 in 2001, a 1.83% increase over year 2000 earnings of $2,849,000. Earnings per share increased 5.73% to $2.03 per share for 2001 compared to a $1.92 for 2000.

The improvement in net income and earnings per share during 2001 reflected an increase in average earning assets and noninterest income, the continuing efforts of management to control operating expenses, and the reduced number of shares outstanding as a result of stock repurchases.

The Company's risk-based capital ratios at December 31, 2001, which included the risk-weighted assets and capital of the Salisbury Bank and Trust Company were 15.09% for Tier 1 capital and 16.21% for total capital. The Company's leverage ratio was 7.61% at December 31, 2001.

As a result of the Company's financial performance, the Board of Directors increased the dividends declared on the Company's common stock to $.84 per share in 2001, compared to $.77 per share in 2000.

NET INTEREST INCOME

The Company's 2001 total interest income on a fully taxable-equivalent basis of $17,593,000 was $748,000 or 4.44% greater than the 2000 total of $16,845,000. This was primarily the result of an increase in average earning assets of $19,444,000 or 8.61% during 2001. Interest expense increased $16,000 to $8,300,000 in 2001. Although average deposits increased $15,441,000 or 11.91% and average advances from the Federal Home Loan Bank increased $4,116,000 or 8.35%, an environment of generally lower rates resulted in the minimal increase in interest expense for the year 2001. Overall, net interest income on a fully taxable-equivalent basis increased 8.55% to $9,293,000 in 2001. This compared to $8,561,000 for the corresponding period in 2000.

Net interest margin is net interest income expressed as a percentage of average earning assets. It is used to measure the difference between the average rate of interest earned on assets and the average rate of interest that must be paid to support those assets. To maintain its net interest margin, the Company must manage the relationship between interest earned and paid. The Company's net interest margin (FTE) was 3.79% for both 2001 and 2000.

NONINTEREST INCOME

Fees earned by the Trust Department are the largest component of noninterest income and totaled $1,070,000 in 2001. This compared to $1,108,000 for the corresponding period in 2000. A significant portion of trust fee income is based upon the value of assets under management, and, as such, the calculation of fees is influenced by the value of the markets at the time of assessment. During the year 2001, as a result of this decline in stock market values, trust fee income decreased from year 2000 levels. Estate settlement fees also contribute to trust department income. Although the timing of the receipt of the fee is difficult to predict, the overall volume of business for 2001 and 2000 was very comparable. Other noninterest income increased $467,000 to $1,317,000 for the year ended December 31, 2001 compared to $850,000 for the same period in 2000. Service charges on deposit accounts increased $78,000 or 23.08% to $416,000 which compared to $338,000 for the same period in 2001. Growth in demand deposit and NOW accounts generated an increase in transaction volumes resulting in increased fees. As a result of investment activities in the securities portfolio during the year the Company recorded gains on sales of available-for-sale securities of $130,000. This compared to recorded losses of ($64,000) for the year ended December 31, 2000. This represents an increase of $194,000 when comparing the two years. An economic environment of generally lower interest rates resulted in significant activity in mortgage refinancing and was the primary result of the increase in fees generated from the sale of loans held-for-sale to $184,000 for the year ended December 31, 2001. This is an increase of $111,000 or 152.05% over a total of $73,000 earned for the year ended December 31, 2000. Other noninterest income increased $84,000 or 16.70% to $587,000 from $503,000 for the year ended December 31, 2001 as compared to the same period in 2000. The Company's VISA credit card program and Master Money Debit Card program grew during 2001, resulting in increased transaction fees. The Company continues to seek to increase noninterest income due to its importance as a potential contributor to profitability.

NONINTEREST EXPENSE

Noninterest expense totaled $6,755,000 in 2001. This was an increase of $958,000 when compared to total noninterest expense of $5,797,000 in 2000. However, as a percentage of total average earning assets, these expenses have remained generally consistent at 2.75% in 2001 and 2.57% in 2000. Salaries and employee benefits increased $439,000 or 12.92%. This is primarily the result of the additional staff hired to service the increase in new business coupled with annual pay increases and increasing costs of employee benefits. Occupancy and equipment expenses increased 12.54% or $82,000 to $733,000 from $651,000 when comparing 2001 to 2000. These increases in expenses were costs primarily associated with the acquisition of the new Canaan branch as mentioned previously. During 2001 data processing expenses decreased 14.34% to $247,000 from $288,000 as a result of the renegotiation of various data processing agreements with vendors. Insurance expenses for the year 2001, which do not include insurance benefits associated with employees, decreased $14,000 or 13.21% to $92,000 from $106,000, as a result of the Company's claim experience and management's renegotiation of various renewal premiums on policies. Printing and stationery costs increased $29,000 or 19.33% to $179,000 for the year ended December 31, 2001 compared to $150,000 for the year 2000. This was the result of the need for new forms and documentation relating primarily to either new regulatory requirements or the new office in Canaan. Amortization of intangible assets from branch acquisitions was a new expense to the Company that was associated with the Canaan branch acquisition. For the year ended December 31, 2001 the expense totaled $48,000. Other operating expenses increased $423,000 or 37.07% to $1,564,000 from $1,141,000 when comparing the two years. This is primarily the result of additional costs related to the Canaan branch.

INCOME TAXES

In 2001, the Company's tax expense totaled $1,370,000 with an effective tax rate of 32.08%. This compared to income tax expense of $1,357,000 in 2000, which reflected an effective tax rate of 32.26%. This decrease was primarily the result of the impact of an increase in tax-exempt interest income earned from the securities portfolio.

NET INCOME

Overall, net income totaled $2,901,000 for the year ended December 31, 2001, compared to net income of $2,849,000 for the year 2000. This was an increase of $52,000 or 1.83% and reflected earnings of $2.03 per share for the year, compared to earnings per share of $1.92 for the same period in 2000.

FINANCIAL CONDITION

Comparison of December 31, 2002 and 2001

Total assets at December 31, 2002 were $293,107,000 compared to $283,602,000 at December 31, 2001, an increase of $9,505,000 or 3.35%

SECURITIES PORTFOLIO

The Company manages the securities portfolio in accordance with the investment policy adopted by the Board of Directors. The primary objectives are to earn interest and dividend income, provide liquidity to meet cash flow needs and to manage interest rate risk and asset-quality diversifications to the Company's assets. The Company continues to use arbitrage strategy by borrowing funds and investing them at a rate of return higher than the borrowing cost in order to generate additional interest income from the securities portfolio. The securities portfolio also acts as collateral for deposits of public agencies. As of December 31, 2002, the securities portfolio, including Federal Home Loan Bank of Boston stock, totaled $138,435,000. This represents an increase of $32,842,000 or 31.10% when comparing the portfolio total of $105,593,000 at year-end 2001. There are several contributing elements that account for the increase in the portfolio. As reported in previous quarters of 2002, the asset mix continues to change when compared with the balance sheet of December 31, 2001. At December 31, 2001, Federal Funds sold totaled $18,150,000. This was primarily the cash that was received as the result of the acquisition of the Canaan branch in September 2001 and is now invested in the securities portfolio. The increase has also been the result of an economic environment of low interest rates that has created refinancing opportunities to longer term fixed rate products that are offered by the secondary mortgage market. This has resulted in a decrease in total net loans, thus resulting in available cash to invest in the securities portfolio. New business development has resulted in an increase in deposits during 2002. A slow down in non-residential loan demand has resulted in these funds also being invested in the securities portfolio as securities available-for-sale.

The make up of the securities portfolio is diversified among U.S. Government sponsored agencies, mortgage backed securities and securities issued by states of the United States and political subdivisions of the states. At December 31, 2002, securities totaling $135,169,000 were classified as available-for-sale and securities totaling $321,000 were classified as held-to-maturity.

Securities are classified in the portfolio as either Securities-Available-for-Sale and Securities-Held-to-Maturity. The securities reported as available-for-sale are stated at fair value in the financial statements of the Company. Unrealized holding gains and losses (accumulated other comprehensive income/loss) are not included in earnings, but are reported as a net amount (less expected tax) in a separate component of capital until realized. At December 31, 2002, the unrealized gain net of tax was $1,734,000. This compares to an unrealized loss net of tax of $279,000 at December 31, 2001. The securities reported as securities-held-to-maturity are stated at amortized cost.

FEDERAL FUNDS SOLD

The balance of federal funds sold totaled $1,750,000 at December 31, 2002. This compares to $18,150,000 at December 31, 2001. Cash received with the acquisition of the Canaan branch in September 2002 was invested in federal funds sold at December 31, 2001 and was reinvested primarily in the securities portfolio during 2002.

LENDING

Loans receivable, net of allowance for loan losses decreased $7,435,000 to $135,632,000 at December 31, 2002 or 5.20% compared to $143,066,000 at December 31, 2001. The Company offers a wide variety of loan types and terms along with competitive pricing to customers. The largest dollar volumes of loan activity continue to be in the residential mortgage area. The Company's credit function is designed to ensure adherence to prudent credit standards despite competition for loans in the Company's market area. A continuing economic environment of generally lower interest rates that targets refinancing opportunities to longer term fixed rate products primarily offered by the secondary market has resulted in the decrease in total net loans.

PROVISIONS AND ALLOWANCE FOR LOAN LOSSES

Total gross loans at December 31, 2002 were $137,090,000, which compares to total loans of $144,511,000 at December 31, 2001. This is a decrease of $7,421,000 or 5.14%. At December 31, 2002 approximately 86% of the Bank's loan portfolio was related to real estate products and although the portfolio decreased during the year 2002, the concentration remained consistent as approximately 86% of the portfolio was related to real estate at December 31, 2001. There were no material changes in the composition of the loan portfolio during this period.

Credit risk is inherent in the business of extending loans. The Bank monitors the quality of the portfolio to ensure that loan quality will not be sacrificed for growth or other compromise the Company's objectives. Because of this risk associated with extending loans the Company maintains an allowance or reserve for credit losses through charges to earnings. The loan loss provision for the year 2002 was $300,000 as compared to $150,000 for the year ended December 31, 2001. This is the result of the increases in charged off loans during the year 2002 and a decrease in recoveries of loans previously charged off, as well as an increase in nonperforming loans. While the overall level of nonperfoming loans remains low as a percentage of total loans, the increase of $813,000 in nonperforming loans from December 31, 2001 to December 31, 2002 is being closely monitored by management in order to determine whether such event is evidence of any trend within the economy or loan portfolio.

The Bank evaluates the adequacy of the allowance on a monthly basis. No material changes have been made in the estimation methods or assumptions that the Bank used in making this determination during the year ended December 31, 2002. Such evaluations are based on assessments of credit quality and "risk rating" of loans by senior management, which is submitted to the Board of Directors for approval. Loans are initially risk rated when originated. If there is deterioration in the credit, the risk rating is adjusted accordingly.

The allowance also includes a component resulting from the application of the measurement criteria of Statements of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan ("SFAS114"). Impaired loans receive individual evaluation of the allowance necessary on a monthly basis. Loans to be considered for impairment are defined in the Bank's Loan Policy as residential real estate mortgages with balances of $300,000 or more and commercial loans of $100,000 or more. Such loans are considered impaired when it is probable that the Bank will not be able to collect all principal and interest due according to the terms of the note. Any such commercial loans and residential mortgages will be considered impaired under any of the following circumstances:

1. Non-accrual status;
2. Loans over 90 days delinquent;
3. Troubled debt restructures consummated after December 31, 1994; or
4. Loans classified as "doubtful", meaning that they have weaknesses, which make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The individual allowance for any impaired loan is based upon the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. Specifically identifiable and quantifiable losses are immediately charged off against the allowance.

In addition, a risk of loss factor is applied in evaluating categories of loans generally as part of the periodic analysis of the Allowance for Loan Losses. This analysis reviews the allocations of the different categories of loans within the portfolio and it considers historical loan losses and delinquency figures as well as any recent delinquency trends.

The credit card delinquency and loss history is separately evaluated and given a special loan loss factor because management recognizes the higher risk involved in such loans. Concentrations of credit and local economic factors are also evaluated on a periodic basis. Historical average net losses by loan type are examined as well as trends by type. The Bank's loan mix over the same period of time is also analyzed. A loan loss allocation is made for each type of loan multiplied by the loan mix percentage for each loan type to produce a weighted average factor. There have been no reallocations within the allowance during the years ended December 31, 2002 and 2001.

At December 31, 2002 the allowance for loan losses totaled $1,458,000, representing 104.14% of nonperforming loans, which totaled $1,400,000, and 1.06% of total loans of $137,090,000. This compared to $1,445,000 representing 246.17% of nonperforming loans, which totaled $587,000 and 1.00% of total loans of $144,511,000 at December 31, 2001. A total of $251,000 loans were charged off during the year 2002, as compared to $101,000 during 2001. A total of $29,000 of previously charged off loans was recovered during the year ended December 31, 2002. Recoveries for the year 2001 totaled $104,000. When comparing the two years, net charge-offs were $222,000 for the year 2002 and during the year 2001 net recoveries exceeded charge offs by $3,000. Management believes that the allowance for loan losses is adequate. While management estimates loan losses using the best available information, no assurances can be given that future additions to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans or other factors. Additionally, with expectations of the Company to grow its existing portfolio, future additions to the allowance may be necessary to maintain adequate coverage ratios.

DEPOSITS

The Company offers a variety of deposit accounts with a range of interest rates and terms. Deposits at year-end 2002 totaled $211,037,000 compared to $201,351,000 at year-end 2001. This increase of $9,686,000 or 4.81% can be primarily attributed to the ongoing efforts of the Company to competitively price products and develop and maintain relationship banking with its customers. The flow of deposits is influenced significantly by general economic conditions, changes in money market rates, prevailing interest rates and the aggressive competition from nonbanking entities. During the year, there was an increase in demand, NOW and savings accounts which are lower cost core deposits.

The average daily amount of deposits by category and the average rates paid on such deposits are summarized in the following table:

(dollars in thousands)

	Year ended December 31					
	2002		2001		2000	
	Average Balance	***Rate***	*Average Balance*	*Rate*	*Average Balance*	*Rate*
Demand	**$ 36,586**		$ 31,497		$ 31,522	
NOW	**18,514**	**.88%**	17,185	1.07%	16,246	1.06%
Money Market	**42,923**	**1.50%**	50,331	3.41%	43,975	4.71%
Savings	**37,518**	**1.98%**	16,674	2.37%	15,691	2.43%
Time	**68,485**	**3.64%**	60,854	4.94%	53,781	5.20%
	$204,026	**2.41%**	$176,541	3.00%	$161,215	3.36%

Maturities of time certificates of deposits of $100,000 or more outstanding for the years ended December 31 are summarized as follows:

(dollars in thousands)

	Year Ended December 31		
	2002	*2001*	*2000*
Three months or less	**$3,454**	$ 3,895	$ 3,355
Over three months through six months	**3,630**	4,161	4,351
Over six months through one year	**7,913**	4,398	7,105
Over one year	**8,050**	5,708	2,088
Total	**$23,047**	$18,162	$16,899

BORROWINGS

As part of its operating strategy, the Company utilizes advances from the Federal Home Loan Bank to supplement deposit growth and fund its asset growth, a strategy that is designed to increase interest income. These advances are made pursuant to various credit programs, each of which has its own interest rate and range of maturities. At December 31, 2002, the Company had $51,891,000 in outstanding advances from the Federal Home Loan Bank compared to $53,004,000 at December 31, 2001. Management expects that it will continue this strategy of supplementing deposit growth with advances from Federal Home Loan Bank of Boston.

INTEREST RATE RISK

Interest rate risk is the most significant market risk affecting the Company. Interest rate risk is defined as an exposure to a movement in interest rates that could have an adverse effect on net interest income. Net interest income is sensitive to interest rate risk to the degree that interest bearing liabilities mature or reprice on a different basis than earning assets.

In an attempt to manage its exposure to changes in interest rates, the Bank's assets and liabilities are managed in accordance with policies established and reviewed by the Bank's Board of Directors. The Bank's Asset/Liability Management Committee monitors asset and deposit levels, developments and trends in interest rates, liquidity and capital. One of the primary financial objectives is to manage interest rate risk and control the sensitivity of earnings to changes in interest rates in order to prudently improve net interest income and manage the maturities and interest rate sensitivities of assets and liabilities.

To quantify the extent of these risks both in its current position and in actions it might take in the future, interest rate risk is monitored using gap analysis which identifies the differences between assets and liabilities which mature or reprice during specific time frames and model simulation which is used to "rate shock" the Company's assets and liability balances to measure how much of the Company's net interest income is "at risk" from sudden rate changes.

An interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. At December 31, 2002, the Company was slightly asset sensitive (positive gap). This would suggest that the during a period of rising interest rates the Company would be in a better position to invest in higher yielding assets resulting in growth in interest income. To the contrary, during a period of falling interest rates, a positive gap would result in a decrease in interest income. The level of interest rate risk at December 31, 2002 is within the limits approved by the Board of Directors.

LIQUIDITY

Liquidity is the ability to raise funds on a timely basis at an acceptable cost in order to meet cash needs. Adequate liquidity is necessary to handle fluctuation in deposit levels, to provide for customers' credit needs, and to take advantage of investment opportunities as they are presented. The Company manages liquidity primarily with readily marketable investment securities, deposits and loan repayments. The Company's subsidiary, Salisbury Bank and Trust Company is a member of the Federal Home Loan Bank of Boston. This enhances the liquidity position by providing a source of available borrowings.

At December 31, 2002, the Company had approximately $33,212,000 in loan commitments outstanding. Management believes that the current level of liquidity is ample to meet the Company's needs for both the present and foreseeable future.

CAPITAL

At December 31, 2002, the Company had $27,345,000 in shareholder equity compared to $23,363,000 at December 31, 2001. This represents an increase of $3,982,000 or 17.04%. Several components contributed to the change since December 2001. Earnings for the year totaled $3,199,000. Market conditions have resulted in a positive adjustment to unrealized comprehensive income of $2,013,000. The Company declared dividends in 2002 resulting in a decrease in capital of $1,252,000. The Company issued 880 new shares of common stock under the terms of the Director Stock Retainer Plan during the second quarter of 2002 which resulted in an increase in capital of $22,000. Under current regulatory definitions, the Company and the Bank are considered to be "well capitalized" for capital adequacy purposes. As a result, the Bank pays the lowest federal deposit insurance deposit premiums possible. One primary measure of capital adequacy for regulatory purposes is based on the ratio of risk-based capital to risk weighted assets. This method of measuring capital adequacy helps to establish capital requirements that are more sensitive to the differences in risk associated with various assets. It takes in account off-balance sheet exposure in assessing capital adequacy and it minimizes disincentives to holding liquid, low risk assets. At year-end 2002, the Company had a risk-based capital ratio of 17.21% compared to 16.21% at December 31, 2001. Maintaining strong capital is essential to bank safety and soundness. However, the effective management of capital resources requires generating attractive returns on equity to build value for shareholders while maintaining appropriate levels of capital to fund growth, meet regulatory requirements and be consistent with prudent industry practices. Management believes that the capital ratios of the Company and Bank are adequate to continue to meet the foreseeable capital needs of the institution.

IMPACT OF INFLATION AND CHANGING PRICES

The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require the measurement of financial condition and operating results in terms of historical dollars without considering changes in the relative purchasing power of money, over time, due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of the Company are monetary and as a result, interest rates tend to have a greater impact on the Company's performance than do the effects of general levels of inflation; although they do not necessarily move in the same direction or with the same magnitude as the prices of goods and services. Although not an influence in recent years, inflation could impact earnings in future periods.

IMPACT OF NEW ACCOUNTING STANDARDS

FASB has issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement replaces SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and rescinds SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125". SFAS No. 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001; however, the disclosure provisions are effective for fiscal years ending after December 15, 2000. In management's opinion, the adoption of SFAS No. 140 did not have a material effect on the Company's consolidated financial statements.

Statement of Financial Accounting Standards No. 141 improves the consistency of the accounting and reporting for business combinations by requiring that all business combinations be accounted for under a single method - the purchase method. Use of the pooling-of-interests method is no longer permitted. Statement No. 141 requires that the purchase method be used for business combinations initiated after June 30, 2001. The impact of adopting this Statement on the consolidated financial statements was not material.

Statement of Financial Accounting Standards No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The amortization of goodwill ceases upon adoption of the Statement, which for most companies, was January 1, 2002. The impact of adopting this Statement on the consolidated financial statements was not material.

In October 2002, the FASB issued SFAS No. 147 "Acquisitions of Certain Financial Institutions", an Amendment of SFAS Nos. 72 and 144 and FASB Interpretation No. 9. SFAS No. 72 "Accounting for Certain Acquisitions of Banking or Thrift Institutions" and FASB Interpretation No. 9 "Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method" provided interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, SFAS No. 147 removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with SFAS No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". Thus, the requirement in paragraph 5 of Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of SFAS No. 147. In addition, SFAS No. 147 amends SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used.

Paragraph 5 of SFAS No. 147, which relates to the application of the purchase method of accounting, is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions in paragraph 6 related to accounting for the impairment or disposal of certain long-term customer – relationship intangible assets are effective on October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets in paragraphs 8-14 are effective on October 1, 2002, with earlier application permitted.

In accordance with paragraph 9 of SFAS No. 147, the Company, has reclassified, as of September 30, 2002 its recognized unidentifiable intangible asset related to branch acquisition(s). This asset was reclassified as goodwill (reclassified goodwill). The amount reclassified was $2,357,884, the carrying amount as of January 1, 2002. The reclassified goodwill is being accounted for and reported prospectively as goodwill under SFAS No. 142, with no amortization expense. Accordingly, the consolidated financial statements for the nine-months ended September 30, 2002 do not reflect amortization in the amount of $71,572 that would have been recorded if SFAS No. 147 had not been issued.

SFAS No. 147 requires that the Company's reclassified goodwill be tested for impairment as of January 1, 2002 and that such test be completed by December 31, 2002.

Also in accordance with paragraph 9 of SFAS No. 147, as of September 30, 2002, the Company reclassified its core deposit intangible asset and accounted for it as an asset apart from the unidentifiable intangible asset and not as goodwill.

The Company has no goodwill other than reclassified goodwill. The test for impairment of the reclassified goodwill was completed December 31, 2002.

The effect of the Company's adoption of SFAS No. 147 was to increase net income for the nine and three month periods ended September 30, 2002 by $43,692 and $14,564, respectively.

The Company's amortization expense related to reclassified goodwill was $3,974 and $3,974 for the nine and three month periods ended September 30, 2001, respectively.

FORWARD LOOKING STATEMENTS

This Annual Report and future filings made by the Company with the Securities and Exchange Commission, as well as other filings, reports and press releases made or issued by the Company and the Bank, and oral statements made by executive officers of the Company and the Bank, may include forward-looking statements relating to such matters as:

(a) assumptions concerning future economic and business conditions and their effect on the economy in general and on the markets in which the Company and the Bank do business, and

(b) expectations for increased revenues and earnings for the Company and Bank through growth resulting from acquisitions, attraction of new deposit and loan customers and the introduction of new products and services.

Such forward-looking statements are based on assumptions rather than historical or current facts and, therefore, are inherently uncertain and subject to risk. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Act of 1995.

The Company notes that a variety of factors could cause the actual results or experience to differ materially from the anticipated results or other expectations described or implied by such forward-looking statements. The risks and uncertainties that may effect the operation, performance, development and results of the Company's and Bank's business include the following:

(a) the risk of adverse changes in business conditions in the banking industry generally and in the specific markets in which the Bank operates;
(b) changes in the legislative and regulatory environment that negatively impact the Company and Bank through increased operating expenses;
(c) increased competition from other financial and non-financial institutions;
(d) the impact of technological advances; and
(e) other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Such developments could have an adverse impact on the Company's and the Bank's financial position and results of operations.

STATEMENT OF MANAGEMENT'S RESPONSIBILITY

Management is responsible for the integrity and objectivity of the financial statements and other information appearing in this Annual Report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America applying estimates and management's best judgement as required. To fulfill their responsibilities, management establishes and maintains accounting systems and practices adequately supported by internal accounting controls. These controls include the selection and training of management and supervisory personnel; an organization structure providing for delegation of authority and establishment or responsibilities; communication of requirements for compliance with approved accounting, control and business practices throughout the organization; business planning and review; and a program of internal audit. Management believes the internal accounting controls in use provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and that financial records are reliable for the purpose of preparing financial statements.

Shatswell, MacLeod & Company, P.C. has been engaged to provide an independent opinion on the fairness of the financial statements. Their report appears in this Annual Report.



John F. Perotti
President and Chief Executive Officer



John F. Foley
Chief Financial Officer



SHATSWELL, MacLEOD & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Salisbury Bancorp, Inc.
Lakeville, Connecticut

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of Salisbury Bancorp, Inc. and Subsidiary as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Salisbury Bancorp, Inc. and Subsidiary as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Shatswell, MacLeod & Company, P.C.
SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
January 27, 2003

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

ASSETS	2002	2001
Cash and due from banks	$ 7,885,319	$ 7,330,679
Interest bearing demand deposits with other banks	447,627	258,097
Money market mutual funds	536,982	470,905
Federal funds sold	1,750,000	18,150,000
Cash and cash equivalents	10,619,928	26,209,681
Investments in available-for-sale securities (at fair value)	135,168,536	102,248,029
Investments in held-to-maturity securities (fair values of $331,544 as of December 31, 2002 and $401,403 as of December 31, 2001)	321,287	399,989
Federal Home Loan Bank stock, at cost	2,945,200	2,945,200
Loans, less allowance for loan losses of $1,458,359 and $1,444,504 as of December 31, 2002 and 2001, respectively	135,631,604	143,066,109
Investment in real estate	75,000	75,000
Premises and equipment	2,805,477	2,683,487
Other real estate owned	75,000	
Unidentifiable intangible assets on branch acquisition		2,357,884
Goodwill	2,357,884	
Core deposit intangible	800,316	868,670
Accrued interest receivable	1,933,616	1,681,268
Other assets	372,934	1,067,143
Total assets	$293,106,782	$283,602,460
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	$ 38,929,897	$ 37,702,153
Interest-bearing	172,107,507	163,649,335
Total deposits	211,037,404	201,351,488
Federal Home Loan Bank advances	51,890,607	53,003,746
Due to broker		4,203,808
Other liabilities	2,833,825	1,680,272
Total liabilities	265,761,836	260,239,314
Stockholders' equity:		
Common stock, par value $.10 per share; authorized 3,000,000 shares; issued and outstanding, 1,423,238 shares in 2002 and 1,422,358 shares in 2001	142,324	142,236
Paid-in capital	2,303,547	2,281,415
Retained earnings	23,164,693	21,218,155
Accumulated other comprehensive income (loss)	1,734,382	(278,660)
Total stockholders' equity	27,344,946	23,363,146
Total liabilities and stockholders' equity	$293,106,782	$283,602,460

The accompanying notes are an integral part of these consolidated financial statements.

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Interest and dividend income:			
Interest and fees on loans	$ 9,677,332	$11,343,508	$10,494,181
Interest and dividends on securities:			
Taxable	4,143,851	4,204,364	4,564,319
Tax-exempt	1,995,114	977,487	651,386
Dividends on equity securities	219,245	203,806	200,784
Other interest	121,891	360,226	599,072
Total interest and dividend income	16,157,433	17,089,391	16,509,742
Interest expense:			
Interest on deposits	4,039,427	5,301,623	5,421,144
Interest on Federal Home Loan Bank advances	2,858,310	2,999,174	2,863,277
Total interest expense	6,897,737	8,300,797	8,284,421
Net interest and dividend income	9,259,696	8,788,594	8,225,321
Provision for loan losses	300,000	150,000	180,000
Net interest and dividend income after provision for loan losses	8,959,696	8,638,594	8,045,321
Other income:			
Trust department income	1,100,160	1,070,017	1,108,249
Service charges on deposit accounts	472,201	472,120	391,844
Gains (losses) on sales of available-for-sale securities, net	634,080	130,117	(63,976)
Gain on sale of loans held-for-sale	227,244	183,618	72,719
Other income	688,128	531,265	448,857
Total other income	3,121,813	2,387,137	1,957,693
Other expense:			
Salaries and employee benefits	4,235,122	3,833,838	3,395,161
Occupancy expense	306,486	246,549	233,107
Equipment expense	568,422	486,393	418,146
Data processing	533,405	494,856	492,060
Insurance	114,184	92,323	105,613
Net cost of operation of other real estate owned	2,305	1,559	1,762
Printing and stationery	187,021	178,624	149,988
Legal expense	60,561	56,286	64,192
Amortization of core deposit intangible	68,354	19,936	
Amortization of unidentifiable intangible assets from branch acquisition		27,831	
Other expense	1,699,084	1,316,659	936,967
Total other expense	7,774,944	6,754,854	5,796,996
Income before income taxes	4,306,565	4,270,877	4,206,018
Income taxes	1,107,770	1,369,674	1,356,994
Net income	$ 3,198,795	$ 2,901,203	$ 2,849,024
Earnings per common share	$ 2.25	$ 2.03	$ 1.92

The accompanying notes are an integral part of these consolidated financial statements.

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2002, 2001 and 2000

	Number of Shares Issued	Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 1999	1,504,171	$150,417	$3,780,376	$17,798,981	$	$(1,835,023)	$19,894,751
Comprehensive income:							
Net income				2,849,024			
Net change in unrealized holding loss on available-for-sale securities, net of tax effect						1,664,134	
Comprehensive income							4,513,158
Repurchase of common stock, 45,805 shares					(816,062)		(816,062)
Transfer treasury stock to reduce shares issued	(45,805)	(4,580)	(811,482)		816,062		
Dividends declared ($.77 per share)				(1,131,591)			(1,131,591)
Balance, December 31, 2000	1,458,366	145,837	2,968,894	19,516,414		(170,889)	22,460,256
Comprehensive income:							
Net income				2,901,203			
Net change in unrealized holding loss on available-for-sale securities, net of tax effect						(107,771)	
Comprehensive income							2,793,432
Repurchase of common stock, 36,008 shares					(691,080)		(691,080)
Transfer treasury stock to reduce shares issued	(36,008)	(3,601)	(687,479)		691,080		
Dividends declared ($.84 per share)				(1,199,462)			(1,199,462)
Balance, December 31, 2001	1,422,358	142,236	2,281,415	21,218,155		(278,660)	23,363,146
Comprehensive income:							
Net income				3,198,795			
Net change in unrealized holding loss on available-for-sale securities, net of tax effect						2,013,042	
Comprehensive income							5,211,837
Issuance of 880 shares for Director's fees	880	88	22,132				22,220
Dividends declared ($.88 per share)				(1,252,257)			(1,252,257)
Balance, December 31, 2002	1,423,238	$142,324	$2,303,547	$23,164,693	$	$1,734,382	$27,344,946

Reclassification disclosure for the years ended December 31:

	2002	2001	2000
Net unrealized gains (losses) on available-for-sale securities	$3,931,446	$ (46,411)	$2,661,877
Reclassification adjustment for realized (gains) losses in net income	(634,080)	(130,117)	63,976
Other comprehensive income (loss) before income tax effect	3,297,366	(176,528)	2,725,853
Income tax (expense) benefit	(1,284,324)	68,757	(1,061,719)
Other comprehensive income (loss), net of tax	$2,013,042	$(107,771)	$1,664,134

Accumulated other comprehensive income (loss) as of December 31, 2002, 2001 and 2000 consists of net unrealized holding gains (losses) on available-for-sale securities, net of taxes.

The accompanying notes are an integral part of these consolidated financial statements.

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 3,198,795	$ 2,901,203	$ 2,849,024
Adjustments to reconcile net income to net cash provided by operating activities:			
(Accretion) amortization of securities, net	454,034	(49,133)	(65,908)
(Gain) loss on sales of available-for-sale securities, net	(634,080)	(130,117)	63,976
Provision for loan losses	300,000	150,000	180,000
Depreciation and amortization	378,204	345,544	323,215
Amortization of intangible assets from branch acquisition		27,831	
Amortization of core deposit intangible	68,354	19,936	
Accretion of fair value adjustment on deposits	(100,484)	(136,287)	
(Increase) decrease in interest receivable	(252,348)	108,960	(214,704)
Deferred tax expense (benefit)	14,647	(24,072)	(139,532)
(Increase) decrease in prepaid expenses	94,379	(84,167)	(10,377)
Increase in cash surrender value of insurance policies	(13,342)	(16,811)	(14,564)
Increase in income tax receivable	(20,977)	(43,254)	
(Increase) decrease in other assets	(11,058)	2,717	95,778
Decrease in taxes payable			(8,081)
Increase in accrued expenses	166,703	176,341	236,033
Increase (decrease) in interest payable	(30,825)	(39,979)	106,596
Decrease in other liabilities	(1,026)	(7,275)	(1,502)
Issuance of shares for Directors fees	22,220		
Net cash provided by operating activities	3,633,196	3,201,437	3,399,954
Cash flows from investing activities:			
Purchases of Federal Home Loan Bank stock		(14,900)	(828,300)
Purchases of available-for-sale securities	(104,324,117)	(88,096,807)	(21,958,344)
Proceeds from sales of available-for-sale securities	41,970,330	19,419,941	6,225,720
Proceeds from maturities of available-for-sale securities	28,715,141	48,212,964	16,036,879
Proceeds from maturities of held-to-maturity securities	70,445	10,032	78,479
Loan purchases	(1,017,677)	(2,800,000)	(715,000)
Loan originations and principal collections, net	8,112,107	(2,128,114)	(13,444,992)
Recoveries of loans previously charged off	29,148	103,658	22,543
Capital expenditures	(393,809)	(329,877)	(578,957)
Premiums paid on insurance policies	(12,381)	(12,381)	(12,381)
Life insurance policy proceeds	192,443		
Net cash used in investing activities	(26,658,370)	(25,635,484)	(15,174,353)

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002, 2001 and 2000
(continued)

	2002	2001	2000
Cash flows from financing activities:			
Net increase in demand deposits, NOW and savings accounts	6,479,009	18,060,288	14,653,988
Net increase (decrease) in time deposits	3,307,391	(9,573,854)	(2,576,311)
Assumption of net deposits on branch acquisitions		22,897,443	
Advances from Federal Home Loan Bank		20,000,000	29,000,000
Principal payments on advances from Federal Home Loan Bank	(1,113,139)	(14,353,547)	(21,354,686)
Dividends paid	(1,237,840)	(1,454,946)	(1,088,830)
Net repurchase of common stock		(691,080)	(816,062)
Net cash provided by financing activities	7,435,421	34,884,304	17,818,099
Net increase (decrease) in cash and cash equivalents	(15,589,753)	12,450,257	6,043,700
Cash and cash equivalents at beginning of year	26,209,681	13,759,424	7,715,724
Cash and cash equivalents at end of year	$ 10,619,928	$26,209,681	$13,759,424
Supplemental disclosures:			
Interest paid	$7,029,046	$8,477,063	$8,177,825
Income taxes paid	1,114,100	1,437,000	1,504,607
Transfer of allowance for loan losses to other liabilities	64,073		
Loan transferred to other real estate owned	75,000		
Branch office acquisition:			
Deposits assumed		$26,565,337	
Loans acquired		(121,423)	
Fixed assets acquired		(272,150)	
Net liabilities assumed		26,171,764	
Cash received		(22,897,443)	
Intangible assets		$ 3,274,321	

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - NATURE OF OPERATIONS

Salisbury Bancorp, Inc. (Bancorp) is a Connecticut corporation that was organized on April 24, 1998 to become a holding company, under which Salisbury Bank & Trust Company (Bank) operates as its wholly-owned subsidiary. (Bancorp and the Bank are referred to together as the (Company)).

The Bank is a state chartered bank which was incorporated in 1874 and is headquartered in Lakeville, Connecticut. The Bank operates its business from four banking offices located in Connecticut. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and commercial real estate, consumer and small business loans.

NOTE 2 - ACCOUNTING POLICIES

The accounting and reporting policies of the Company and its subsidiary conform to accounting policies generally accepted in the United States of America and predominant practices within the banking industry. The consolidated financial statements were prepared using the accrual basis of accounting. The significant accounting policies are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank, and the Bank's wholly-owned subsidiary, SBT Realty, Inc. SBT Realty, Inc. holds and manages bank owned real estate situated in New York state. All significant intercompany accounts and transactions have been eliminated in the consolidation.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, interest bearing demand deposits with other banks, money market mutual funds and federal funds sold.

Cash and due from banks as of December 31, 2002 includes $1,781,000 which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank.

SECURITIES:

Investments in debt securities are adjusted for amortization of premiums and accretion of discounts. Gains or losses on sales of investment securities are computed on a specific identification basis.

The Company classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale or trading. This security classification may be modified after acquisition only under certain specified conditions. In general, securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale.

- Held-to-maturity securities are measured at amortized cost in the consolidated balance sheet. Unrealized holding gains and losses are not included in earnings or in a separate component of capital. They are merely disclosed in the notes to the consolidated financial statements.

- Available-for-sale securities are carried at fair value on the consolidated balance sheet. Unrealized holding gains and losses are not included in earnings but are reported as a net amount (less expected tax) in a separate component of capital until realized.

- Trading securities are carried at fair value on the consolidated balance sheet. Unrealized holding gains and losses for trading securities are included in earnings.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

LOANS:

Loans receivable that management has the intent and ability to hold until maturity or payoff, are reported at their outstanding principal balances reduced by any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans or unamortized premiums or discounts on purchased loans.

Interest on loans is recognized on a simple interest basis.

Loan origination, commitment fees and certain direct origination costs are deferred, and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the contractual life of the related loans.

Residential real estate loans are generally placed on nonaccrual when reaching 90 days past due or in process of foreclosure. All closed-end consumer loans 90 days or more past due and any equity line in the process of foreclosure are placed on nonaccrual status. Secured consumer loans are written down to realizable value and unsecured consumer loans are charged-off upon reaching 120 or 180 days past due depending on the type of loan. Commercial real estate loans and commercial business loans and leases which are 90 days or more past due are generally placed on nonaccrual status, unless secured by sufficient cash or other assets immediately convertible to cash. When a loan has been placed on nonaccrual status, previously accrued and uncollected interest is reversed against interest on loans. A loan can be returned to accrual status when collectibility of principal is reasonably assured and the loan has performed for a period of time, generally six months.

Cash receipts of interest income on impaired loans is credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense. Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets. Estimated lives are 10 to 40 years for buildings and 2 to 25 years for furniture and equipment.

OTHER REAL ESTATE OWNED AND IN-SUBSTANCE FORECLOSURES:

Other real estate owned includes properties acquired through foreclosure and properties classified as in-substance foreclosures in accordance with Financial Accounting Standards Board Statement No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring." These properties are carried at the lower of cost or estimated fair value less estimated costs to sell. Any writedown from cost to estimated fair value required at the time of foreclosure or classification as in-substance foreclosure is charged to the allowance for loan losses. Expenses incurred in connection with maintaining these assets and subsequent writedowns are included in other expense.

In accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," the Company classifies loans as in-substance repossessed or foreclosed if the Company receives physical possession of the debtor's assets regardless of whether formal foreclosure proceedings take place.

ADVERTISING:

The Company directly expenses costs associated with advertising as they are incurred.

INCOME TAXES:

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

FAIR VALUES OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires that the Company disclose estimated fair value for its financial instruments. Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Securities (including mortgage-backed securities): Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for interest and non-interest checking, passbook savings and money market accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank Advances: Fair values for Federal Home Loan Bank advances are estimated using a discounted cash flow technique that applies interest rates currently being offered on advances to a schedule of aggregated expected monthly maturities on Federal Home Loan Bank advances.

Due to broker: The carrying amount of due to broker approximates its fair value.

Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the unadvanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

STOCK BASED COMPENSATION:

The Company has a stock-based plan to compensate non-employee directors for their services. This plan is more fully described in Note 13. Compensation cost for these services is reflected in net income in an amount equal to the fair value of the shares of company common stock payable to the directors.

EARNINGS PER SHARE:

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

RECENT ACCOUNTING PRONOUNCEMENTS:

FASB has issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This Statement replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and rescinds SFAS Statement No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125". SFAS No. 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001; however, the disclosure provisions are effective for fiscal years ending after December 15, 2000. The adoption of this Statement did not have a material impact on the Company's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations". This Statement addresses financial accounting and reporting for business combinations and supercedes APB Opinion No. 16, "Business Combinations", and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". Under Opinion 16, business combinations were accounted for using one of two methods, the pooling-of-interests method or the purchase method. All business combinations in the scope of SFAS No. 141 are to be accounted for using one method - the purchase method. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001 and to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

On September 14, 2001 the Company acquired a bank branch. The acquisition is described on the following page. The results of operations of the acquired bank branch are included in the consolidated income statement of the Company for the period from September 15, 2001 to December 31, 2001.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This Statement addresses financial accounting and reporting for required goodwill and other intangible assets and supercedes APB Opinion No. 17, "Intangible Assets". The initial recognition and measurement provisions of SFAS No. 142 apply to intangible assets which are defined as assets (not including financial assets) that lack physical substance. The term "intangible assets" is used in SFAS No. 142 to refer to intangible assets other than goodwill. The accounting for a recognized intangible asset is based on its useful life. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. An intangible asset that is subject to amortization shall be reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

SFAS No. 142 provides that goodwill shall not be amortized. Goodwill is defined as the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. SFAS No. 142 further provides that goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value.

SFAS No. 142 was effective as follows:

> All of the provisions of SFAS No. 142 were applied in fiscal years beginning after December 15, 2001, to all goodwill and intangible assets recognized in the Company's statement of financial position at the beginning of that fiscal year, regardless of when those previously recognized assets were initially recognized.

The Company had intangible assets as of December 31, 2001 in the amount of $3,226,554 that arose from the Company's purchase of certain assets and its assumption of certain liabilities of a bank branch in Canaan, Connecticut on September 14, 2001. The fair value of the liabilities assumed exceeded the fair value of the assets acquired. Included in the intangible assets acquired was an identified intangible asset (a core deposit intangible) in the amount of $888,606 which is being amortized to expense over 13 years on the straight-line method. The Company classified the remainder of the intangible assets acquired, in the amount of $2,385,715, as an unidentifiable intangible asset and through December 31, 2001 amortized it to expense over 25 years on the straight-line method. Accumulated amortization of the intangible assets was $47,767 as of December 31, 2001. This accounting was in accordance with SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions" and did not change because SFAS No. 142 did not change the essential parts of SFAS No. 72. However, the intangible asset was subject to the impairment review requirements of SFAS No. 121.

The gross carrying amount of the core deposit intangible at December 31, 2002 and 2001 was $888,606. Accumulated amortization on such intangible asset was $88,290 and $19,936 on December 31, 2002 and 2001, respectively. The estimated amortizable expense on the core deposit intangible for each of the five years succeeding 2002 is $68,354.

On October 10, 2001 the Financial Accounting Standards Board (Board) affirmed that paragraph 5 of SFAS Statement No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*, applies to all acquisitions of financial institutions (or branches thereof) whether "troubled" or not, in which the fair value of the liabilities assumed exceeds the fair value of tangible and intangible assets acquired. The Board decided to reconsider the guidance in paragraphs 5-7 of Statement 72 as part of its consideration of combinations of mutual enterprises within the scope of the project on combinations of not-for-profit organizations.

In October 2002, the FASB issued SFAS No. 147 "Acquisitions of Certain Financial Institutions", an Amendment of SFAS Nos. 72 and 144 and FASB Interpretation No. 9. SFAS No. 72 "Accounting for Certain Acquisitions of Banking or Thrift Institutions" and FASB Interpretation No. 9 "Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method" provided interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, SFAS Statement No. 147 removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with SFAS Statements No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". Thus, the requirement in paragraph 5 of Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of SFAS Statement No. 147. In addition, FASB Statement No. 147 amends SFAS Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS Statement No. 144 requires for other long-lived assets that are held and used. Paragraph 5 of SFAS Statement No. 147, which relates to the application of the purchase method of accounting, was effective for acquisitions for which the date of acquisition was on or after October 1, 2002. The provisions in paragraph 6 related to accounting for the impairment or disposal of certain long-term customer-relationship intangible assets were effective on October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets in paragraphs 8-14 were effective on October 1, 2002, with earlier application permitted.

In accordance with paragraph 9 of SFAS Statement No. 147, the Company, has reclassified, as of September 30, 2002 its recognized unidentifiable intangible asset related to branch acquisition(s). This asset was reclassified as goodwill (reclassified goodwill). The amount reclassified was $2,357,884, the carrying amount as of January 1, 2002. The reclassified goodwill is being accounted for and reported prospectively as goodwill under SFAS Statement No. 142, with no amortization expense. Accordingly, the consolidated financial statements for the year ended December 31, 2002 do not reflect amortization in the amount of $95,429 that would have been recorded if SFAS Statement No. 147 had not been issued. In accordance with SFAS Statement No. 147 the Company tested its reclassified goodwill for impairment as of January 1, 2002 and December 31, 2002. The Company determined that its reclassified goodwill as of those dates was not impaired.

Also in accordance with paragraph 9 of SFAS Statement No. 147, as of September 30, 2002, the Company reclassified its core deposit intangible asset and accounted for it as an asset apart from the unidentifiable intangible asset and not as goodwill.

The Company's amortization expense related to reclassified goodwill was $27,831 for the year ended December 31, 2001.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supercedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," but retains the basic recognition and measurement model for assets held for use and held for sale. The provisions of SFAS No. 144 are required to be adopted starting with fiscal years beginning after December 15, 2001. This Statement did not have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Management does not anticipate that this Statement will have any material impact on the Company's consolidated financial statements.

NOTE 3 - INVESTMENTS IN SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values are as follows as of December 31:

	Amortized Cost Basis	Gains In Accumulated Other Comprehensive Income	Losses In Accumulated Other Comprehensive Income	Fair Value
Available-for-sale securities:				
December 31, 2002:				
Equity securities	$ 3,031	$ 86,154	$	$ 89,185
U.S. government agencies preferred stock	4,047,250	131,930		4,179,180
Debt securities issued by the U.S. Treasury and other U. S. government corporations and agencies	41,294,731	383,557	(43,163)	41,635,125
Debt securities issued by states of the United States and political subdivisions of the states	41,564,707	1,234,464	(6,855)	42,792,316
Money market mutual funds	536,982			536,982
Mortgage-backed securities	45,417,896	1,091,525	(36,691)	46,472,730
	132,864,597	2,927,630	(86,709)	135,705,518
Money market mutual funds included in cash and cash equivalents	(536,982)			(536,982)
	$132,327,615	$2,927,630	$ (86,709)	$135,168,536

	Amortized Cost Basis	Gains In Accumulated Other Comprehensive Income	Losses In Accumulated Other Comprehensive Income	Fair Value
December 31, 2001:				
Equity securities	$ 3,031	$ 131,978	$	$ 135,009
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	38,459,596	278,375	(37,178)	38,700,793
Debt securities issued by states of the United States and political subdivisions of the states	30,927,212	151,015	(804,544)	30,273,683
Money market mutual funds	470,905			470,905
Mortgage-backed securities	33,314,635	171,006	(347,097)	33,138,544
	103,175,379	732,374	(1,188,819)	102,718,934
Money market mutual funds included in cash and cash equivalents	(470,905)			(470,905)
	$102,704,474	$ 732,374	$(1,188,819)	$102,248,029

	Net Carrying Amount	Gross Unrecognized Holding Gains	Gross Unrecognized Holding Loss	Fair Value
Held-to-maturity securities:				
December 31, 2002:				
Mortgage-backed securities	$ 321,287	$ 10,257	$	$ 331,544
December 31, 2001:				
Mortgage-backed securities	$ 399,989	$ 1,414	$	$ 401,403

The scheduled maturities of securities (other than equity securities) were as follows as of December 31, 2002:

	Available-For-Sale	Held-To-Maturity	
	Fair Value	Net Carrying Amount	Fair Value
Due after one year through five years	$ 378,996	$	$
Due after five years through ten years	18,755,925		
Due after ten years	65,292,520		
Mortgage-backed securities	46,472,730	321,287	331,544
	$130,900,171	$321,287	$331,544

During 2002, proceeds from sales of available-for-sale securities amounted to $41,970,330. Gross realized gains and gross realized losses on those sales amounted to $634,705 and $625, respectively. During 2001, proceeds from sales of available-for-sale securities amounted to $19,419,941. Gross realized gains on those sales amounted to $130,117. During 2000, proceeds from sales of available-for-sale securities amounted to $6,225,720. Gross realized gains and gross realized losses on those sales amounted to $145 and $64,121, respectively. The tax (expense) benefit applicable to these net realized gains and losses amounted to $(246,974), $(50,681) and $24,919, respectively.

There were no issuers of securities whose carrying amount exceeded 10% of stockholders' equity as of December 31, 2002.

Total carrying amounts of $4,629,082 and $6,199,068 of debt securities were pledged to secure public deposits, treasury tax and loan and for other purposes as required by law as of December 31, 2002 and 2001, respectively.

NOTE 4 - LOANS

Loans consisted of the following as of December 31:

	2002	2001
	(in thousands)	
Commercial, financial and agricultural	$ 10,127	$ 10,797
Real estate - construction and land development	6,027	3,935
Real estate - residential	93,636	102,201
Real estate - commercial	18,002	17,423
Consumer	9,007	10,030
Other	291	125
	137,090	144,511
Allowance for loan losses	(1,458)	(1,445)
Net loans	$135,632	$143,066

Certain directors and executive officers of the Company and companies in which they have significant ownership interest were customers of the Bank during 2002. Total loans to such persons and their companies amounted to $1,042,812 as of December 31, 2002. During 2002 advances of $153,254 were made and repayments totaled $496,760.

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2002	2001	2000
Balance at beginning of period	$1,444,504	$1,291,502	$1,159,537
Provision for loan losses	300,000	150,000	180,000
Recoveries of loans previously charged off	29,148	103,658	22,543
Loans charged off	(251,220)	(100,656)	(70,578)
Transfer to liability account for estimated losses on loan commitments	(64,073)		
Balance at end of period	$1,458,359	$1,444,504	$1,291,502

The following table sets forth information regarding nonaccrual loans and accruing loans 90 days or more overdue as of December 31:

	2002	2001
	(in thousands)	
Total nonaccrual loans	$855	$372
Accruing loans which are 90 days or more overdue	$124	$215

Information about loans that meet the definition of an impaired loan in Statement of Financial Accounting Standards No. 114 is as follows as of December 31:

	2002		2001	
	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses
Loans for which there is a related allowance for credit losses	$511,063	$81,899	$277,415	$41,612
Loans for which there is no related allowance for credit losses				
Totals	$511,063	$81,899	$277,415	$41,612
Average recorded investment in impaired loans during the year ended December 31	$397,162		$281,803	
Related amount of interest income recognized during the time, in the year ended December 31, that the loans were impaired				
Total recognized	$ 18,156		$ 18,429	
Amount recognized using a cash-basis method of accounting	$ 930		$	

NOTE 5 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2002	2001
Land	$ 350,644	$ 350,644
Buildings	2,681,394	2,514,603
Furniture and equipment	1,781,712	1,622,527
	4,813,750	4,487,774
Accumulated depreciation and amortization	(2,008,273)	(1,804,287)
	$2,805,477	$2,683,487

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100,000 or more as of December 31, 2002 and 2001 was $23,047,271 and $18,161,373, respectively.

For time deposits as of December 31, 2002, the scheduled maturities for years ended December 31 are:

2003	$47,953,968
2004	7,048,565
2005	3,384,138
2006	6,583,601
2007	4,554,465
	$69,524,737

Certain directors and executive officers of the Company and companies in which they have a significant ownership interest were customers of the Bank. Total deposits to such persons and their companies amounted to $745,840 as of December 31, 2002 and $727,850 as of December 31, 2001.

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

Advances consist of funds borrowed from the Federal Home Loan Bank of Boston (FHLB).

Maturities of advances from the FHLB for the five fiscal years ending after December 31, 2002 and thereafter are summarized as follows:

	AMOUNT
2003	$10,993,295
2004	766,823
2005	263,339
2006	188,605
2007	200,582
Thereafter	39,477,963
	$51,890,607

The advances due after December 31, 2007 include $39,000,000 of advances that are redeemable at par at the option of the FHLB. An advance of $10,000,000 is redeemable on December 15, 2003 and callable quarterly thereafter, an advance of $19,000,000 is redeemable on January 27, 2003 and callable quarterly thereafter and an advance of $10,000,000 is redeemable on February 26, 2004.

Amortizing advances are being repaid in equal monthly payments and are being amortized from the date of the advance to the maturity date on a direct reduction basis.

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one to four family properties, certain unencumbered investment securities and other qualified assets.

At December 31, 2002, the interest rates on FHLB advances ranged from 4.81 percent to 6.58 percent. At December 31, 2002, the weighted average interest rate on FHLB advances was 5.37 percent.

NOTE 8 - EMPLOYEE BENEFITS

The Company has an insured noncontributory defined benefit retirement plan available to all employees eligible as to age and length of service. Benefits are based on a covered employee's final average compensation, primary social security benefit and credited service. The Company makes annual contributions which meet the Employee Retirement Income Security Act minimum funding requirements.

The following tables set forth information about the plan as of December 31 and the years then ended:

	2002	2001
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$2,345,618	$2,174,561
Actuarial (gain) loss	67,008	(1,540)
Service cost	124,322	141,721
Interest cost	189,459	168,343
Benefits paid	(707,380)	(137,467)
Benefit obligation at end of year	2,019,027	2,345,618
Change in plan assets:		
Plan assets at estimated fair value at beginning of year	2,171,193	2,296,344
Actual return on plan assets	(244,376)	(45,501)
Contributions	177,274	57,817
Benefits paid	(707,380)	(137,467)
Fair value of plan assets at end of year	1,396,711	2,171,193
Funded status	(622,316)	(174,425)
Unrecognized net (gain) loss from actuarial experience	177,951	(301,286)
Unrecognized prior service cost	94,544	95,436
Unamortized net asset existing at date of adoption of SFAS No. 87	58,364	58,364
Accrued benefit cost included in other liabilities	$ (291,457)	$ (321,911)

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.0% and 6.0% for 2002 and 2001, respectively. The weighted-average expected long-term rate of return on assets was 8.0% for 2002 and 2001.

Components of net periodic cost:

	2002	2001	2000
Service cost	$124,322	$141,721	$131,006
Interest cost on benefit obligation	189,459	168,343	163,061
Expected return on assets	(176,526)	(180,290)	(192,757)
Amortization of prior service cost	9,564	9,564	9,564
Net periodic cost	$146,819	$139,338	$110,874

The Company adopted a 401(k) Plan effective in 2000. Under the Plan eligible participants may contribute up to fifteen percent of their pay. The Company may make discretionary contributions to the Plan. The Company's contribution in the years ended December 31, 2002, 2001 and 2000 amounted to $53,000, $48,000 and $44,000, respectively. Discretionary contributions vest in full after five years.

Five of the Company's executives have a change in control agreement (agreement) with the Company. Under the agreements, if the executive officer's employment is terminated within twelve months subsequent to a change in control as defined in the agreements, then the officer is entitled to a lump sum amount equal to the executive's annual compensation, as defined in the agreements, less amounts previously paid the executive from the date of the change in control.

NOTE 9 - INCOME TAXES

The components of income tax expense are as follows for the years ended December 31:

	2002	2001	2000
Current:			
Federal	$ 790,590	$1,073,942	$1,172,814
State	302,533	319,804	323,712
	1,093,123	1,393,746	1,496,526
Deferred:			
Federal	4,143	(19,437)	(113,530)
State	10,504	(4,635)	(26,002)
	14,647	(24,072)	(139,532)
Total income tax expense	$1,107,770	$1,369,674	$1,356,994

The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows for the years ended December 31:

	2002	2001	2000
	% of Income	% of Income	% of Income
Federal income tax at statutory rate	34.0%	34.0%	34.0%
Increase (decrease) in tax resulting from:			
Tax-exempt income	(16.8)	(7.8)	(5.3)
Other items	3.5	1.0	(1.0)
State tax, net of federal tax benefit	5.0	4.9	4.6
Effective tax rates	25.7%	32.1%	32.3%

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

	2002	2001
Deferred tax assets:		
Allowance for loan losses	$ 396,543	$365,020
Interest on non-performing loans	20,197	10,283
Accrued deferred compensation	18,721	20,602
Post retirement benefits	24,149	19,475
Other real estate owned property writedown	25,317	25,317
Deferred organization costs	1,000	2,193
Accrued pensions	113,523	125,385
Net unrealized holding loss on available-for-sale securities		177,785
Alternative minimum tax	65,433	
Gross deferred tax assets	664,883	746,060
Deferred tax liabilities:		
Core deposit intangible asset	(151,839)	(60,672)
Accelerated depreciation	(337,585)	(323,737)
Discount accretion	(19,809)	(13,569)
Net unrealized holding gain on available-for-sale securities	(1,106,539)	
Gross deferred tax liabilities	(1,615,772)	(397,978)
Net deferred tax assets (liabilities)	$ (950,889)	$348,082

Deferred tax assets as of December 31, 2002 and 2001 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred tax assets will be realized.

As of December 31, 2002, the Company had no operating loss and tax credit carryovers for tax purposes.

NOTE 10 - FINANCIAL INSTRUMENTS

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced funds on loans. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include secured interests in mortgages, accounts receivable, inventory, property, plant and equipment and income producing properties.

The estimated fair values of the Company's financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 10,619,928	$ 10,619,928	$ 26,209,681	$ 26,209,681
Available-for-sale securities	135,168,536	135,168,536	102,248,029	102,248,029
Held-to-maturity securities	321,287	331,544	399,989	401,403
Federal Home Loan Bank stock	2,945,200	2,945,200	2,945,200	2,945,200
Loans, net	135,631,604	137,453,000	143,066,109	143,680,000
Accrued interest receivable	1,933,616	1,933,616	1,681,268	1,681,268
Financial liabilities:				
Deposits	211,037,404	212,283,000	201,351,488	201,601,000
FHLB advances	51,890,607	53,173,000	53,003,746	53,974,000
Due to broker			4,203,808	4,203,808

The carrying amounts of financial instruments shown in the above table are included in the consolidated balance sheets under the indicated captions. Accounting policies related to financial instruments are described in Note 2.

The amounts of financial instrument liabilities with off-balance sheet credit risk are as follows as of December 31:

	2002	2001
Commitments to originate loans	$10,421,946	$ 6,692,798
Standby letters of credit	20,000	20,000
Unadvanced portions of loans:		
Home equity	8,893,908	8,631,632
Commercial lines of credit	6,383,820	5,260,748
Construction	1,754,774	881,951
Consumer	5,737,646	5,744,632
	$33,212,094	$27,231,761

There is no material difference between the notional amounts and the estimated fair values of the off-balance sheet liabilities.

NOTE 11 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Bank's business activity is with customers located in northwestern Connecticut and bordering New York and Massachusetts towns. There are no concentrations of credit to borrowers that have similar economic characteristics. The majority of the Bank's loan portfolio is comprised of loans collateralized by real estate located in northwestern Connecticut and bordering New York and Massachusetts towns.

NOTE 12 - REGULATORY MATTERS

The Company and its subsidiary the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Their capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company and the Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar amounts in thousands)					
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$24,073	17.21%	$11,199	≥8.0%	N/A	
Salisbury Bank & Trust Company	23,838	17.06	11,194	≥8.0	$13,992	≥10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	22,453	16.05	5,600	≥4.0	N/A	
Salisbury Bank & Trust Company	22,218	15.90	5,597	≥4.0	8,395	≥6.0
Tier 1 Capital (to Average Assets)						
Consolidated	22,453	7.80	11,513	≥4.0	N/A	
Salisbury Bank & Trust Company	22,218	7.73	11,497	≥4.0	14,371	≥5.0
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$21,919	16.21%	$10,820	≥8.0%	N/A	
Salisbury Bank & Trust Company	21,739	16.09	10,812	≥8.0	$13,515	≥10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	20,415	15.09	5,410	≥4.0	N/A	
Salisbury Bank & Trust Company	20,235	14.97	5,406	≥4.0	8,109	≥6.0
Tier 1 Capital (to Average Assets)						
Consolidated	20,415	7.61	10,730	≥4.0	N/A	
Salisbury Bank & Trust Company	20,235	7.56	10,713	≥4.0	13,515	≥5.0

The declaration of cash dividends is dependent on a number of factors, including regulatory limitations, and the Company's operating results and financial condition. The stockholders of the Company will be entitled to dividends only when, and if, declared by the Company's Board of Directors out of funds legally available therefore. The declaration of future dividends will be subject to favorable operating results, financial conditions, tax considerations, and other factors.

As of December 31, 2002 the Bank is restricted from declaring dividends to the Company in an amount greater than approximately $10,721,000 as such declaration would decrease capital below the Bank's required minimum level of regulatory capital.

NOTE 13 - DIRECTORS STOCK RETAINER PLAN

At the 2001 annual meeting the stockholders of the Company voted to approve the "Directors Stock Retainer Plan of Salisbury Bancorp, Inc. (the Plan)." This plan provides non-employee directors of the Company with shares of restricted stock of the Company as a component of their compensation for services as directors. The maximum number of shares of stock that may be issued pursuant to the plan is 15,000. The first grant date under this plan preceded the 2002 annual meeting of stockholders. Each director whose term of office begins with or continues after the date the Plan was approved by the stockholders is issued an "annual stock retainer" consisting of 120 shares of fully vested restricted common stock of the Company. In 2002, 880 shares were issued under the Plan and the related compensation expense amounted to $22,220.

NOTE 14 - RECLASSIFICATION

Certain amounts in the prior years have been reclassified to be consistent with the current year's statement presentation.

NOTE 15 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following condensed financial statements are for Salisbury Bancorp, Inc. (Parent Company Only) and should be read in conjunction with the Consolidated Financial Statements of Salisbury Bancorp, Inc. and Subsidiary.

SALISBURY BANCORP, INC.

(Parent Company Only)

BALANCE SHEETS

December 31, 2002 and 2001

ASSETS	2002	2001
Checking account in Salisbury Bank & Trust Company	$ 185	$ 335
Money market mutual funds	536,982	470,905
Investment in subsidiary	27,110,438	23,182,570
Due from subsidiary	9,453	5,838
Other assets	1,000	2,193
Total assets	$27,658,058	$23,661,841
LIABILITIES AND STOCKHOLDERS' EQUITY		
Dividends payable	$ 313,112	$ 298,695
Total liabilities	313,112	298,695
Total stockholders' equity	27,344,946	23,363,146
Total liabilities and stockholders' equity	$27,658,058	$23,661,841

SALISBURY BANCORP, INC.

(Parent Company Only)

STATEMENTS OF INCOME

Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Dividend income from subsidiary	$1,300,000	$1,740,000	$1,330,000
Taxable interest on securities	5,616	14,442	44,555
	1,305,616	1,754,442	1,374,555
Legal expense	6,909	8,596	9,906
Supplies and printing	4,407	6,211	12,828
Other expense	18,591	13,297	18,063
	29,907	28,104	40,797
Income before income tax (benefit) expense and equity in undistributed net income of subsidiary	1,275,709	1,726,338	1,333,758
Income tax (benefit) expense	(8,260)	(4,645)	1,464
Income before equity in undistributed net income of subsidiary	1,283,969	1,730,983	1,332,294
Equity in undistributed net income of subsidiary	1,914,826	1,170,220	1,516,730
Net income	$3,198,795	$2,901,203	$2,849,024

SALISBURY BANCORP, INC.

(Parent Company Only)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities:			
Net income	$3,198,795	$2,901,203	$2,849,024
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed income of subsidiary	(1,914,826)	(1,170,220)	(1,516,730)
Deferred tax expense	1,193	1,193	1,080
Accretion of securities			(22,262)
Decrease in taxes payable			(8,081)
(Increase) decrease in due from subsidiary	(3,615)	(6,222)	384
Issuance of shares for Director's fees	22,220		
Net cash provided by operating activities	1,303,767	1,725,954	1,303,415
Cash flows from investing activities:			
Proceeds from sales of available-for-sale securities			292,263
Maturities of available-for-sale securities		230,000	
Net cash provided by investing activities		230,000	292,263
Cash flows from financing activities:			
Net repurchase of common stock		(691,080)	(816,062)
Dividends paid	(1,237,840)	(1,454,946)	(1,088,830)
Net cash used in financing activities	(1,237,840)	(2,146,026)	(1,904,892)
Net increase (decrease) in cash and cash equivalents	65,927	(190,072)	(309,214)
Cash and cash equivalents at beginning of year	471,240	661,312	970,526
Cash and cash equivalents at end of year	$ 537,167	$ 471,240	$ 661,312

NOTE 16 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Summarized quarterly financial data for 2002 and 2001 follows:

	(In thousands, except earnings per share)			
	2002 Quarters Ended			
	March 31	June 30	Sept. 30	Dec. 31
Interest and dividend income	$4,061	$4,063	$4,048	$3,985
Interest expense	1,798	1,763	1,727	1,609
Net interest and dividend income	2,263	2,300	2,321	2,376
Provision for loan losses	37	38	37	188
Other income	564	782	902	874
Other expense	1,815	1,984	1,880	2,096
Income before income taxes	975	1,060	1,306	966
Income tax expense	253	310	328	217
Net income	$ 722	$ 750	$ 978	$ 749
Basic earnings per common share	$ .51	$ .53	$ .69	$ .52

	(In thousands, except earnings per share)			
	2001 Quarters Ended			
	March 31	June 30	Sept. 30	Dec. 31
Interest and dividend income	$4,299	$4,215	$4,310	$4,265
Interest expense	2,204	2,076	2,054	1,966
Net interest and dividend income	2,095	2,139	2,256	2,299
Provision for loan losses	37	38	37	38
Other income	525	610	600	652
Other expense	1,612	1,622	1,641	1,880
Income before income taxes	971	1,089	1,178	1,033
Income tax expense	329	354	384	303
Net income	$ 642	$ 735	$ 794	$ 730
Basic earnings per common share	$ .44	$ .51	$ .56	$ .52

SHAREHOLDER INFORMATION

ANNUAL REPORT

A copy of the Company's Annual Report on Form 10-K for 2002 may be obtained without charge upon written request to:

John F. Foley, Chief Financial Officer
Salisbury Bancorp, Inc.
5 Bissell Street
P. O. Box 1868
Lakeville, Connecticut 06039

STOCK SYMBOL: "SAL"

Salisbury Bancorp, Inc.'s common stock is traded under the symbol "SAL" on the American Stock Exchange.

TRANSFER AGENT-REGISTRAR

For shareholder inquiries concerning dividend checks, transferring ownership, address changes or lost or stolen stock certificates, please contact our transfer agent:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
1-800-368-5948

AUDITORS

Shatswell, MacLeod & Company, P.C.
83 Pine Street
West Peabody, Massachusetts 01960-3635

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

(a) Market Information

The Company's common stock is traded on The American Stock Exchange under the symbol "SAL". The following table presents the high and low sales prices of the Company's common stock.

	2002 Quarters				*2001 Quarters*			
	4th	*3rd*	*2nd*	*1st*	*4th*	*3rd*	*2nd*	*1st*
Range of Stock prices:								
High	**$28.01**	**$25.25**	**$26.75**	**$25.25**	$23.60	$24.25	$20.00	$19.00
Low	**$25.00**	**$22.51**	**$24.10**	**$21.25**	$20.79	$19.70	$19.00	$18.00

(b) Holders

There were approximately 519 holders of record of the common stock of the Company as of March 7, 2003. This number includes brokerage firms and other financial institutions which hold stock in their name but which is actually owned by third parties.

(c) Dividends

Dividends are currently declared four times a year, and the Company expects to follow such practices in the future. During the year 2002, Salisbury Bancorp, Inc. declared a cash dividend each quarter of $.22 per share. Dividends for the year 2002 totaled $.88 per share which compared to total dividends of $.84 that were declared in the year 2001. At their February 28, 2003 meeting, the Directors of Salisbury Bancorp, Inc. declared a cash dividend of $.23 per share for the first quarter of 2003. The dividend will be paid on April 25, 2003 to shareholders of record as of March 31, 2003. Payment of all dividends are dependent upon the condition and earnings of the Company. The Company's ability to pay dividends is limited by the prudent banking principles applicable to all bank holding companies and by the provisions of Connecticut Corporate law, which provide that no distribution may be made by a company if, after giving it effect: (1) the company would not be able to pay its debts as they become due in the usual course of business or (2) the company's total assets would be less than the sum of its total liabilities plus amounts needed to satisfy any preferred stock rights. The following table presents cash dividends declared per share for the last two years:

	2002 Quarters				*2001 Quarters*			
	4th	*3rd*	*2nd*	*1st*	*4th*	*3rd*	*2nd*	*1st*
Cash dividends declared	**$0.22**	**$0.22**	**$0.22**	**$0.22**	$0.21	$0.21	$0.21	$0.21

The dividends paid to shareholders of the Company are funded primarily from dividends received by the Company from the Bank. Reference should be made to Note 12 of the Consolidated Financial Statements for a description of restrictions on the ability of the Bank to pay dividends to the Company.

The SBT Mission Statement

The Salisbury Bank and Trust Company strives to be the leading community bank in the Tri-State Area. We are committed to providing professional services in a friendly and responsive manner. We are dedicated to being an active corporate citizen in the communities we serve. We will inspire our staff to grow personally and professionally. Our achievement of these goals will continue to assure customer satisfaction, profitability, and enhanced shareholder value.

Officers of Salisbury Bancorp, Inc.

John F. Perotti, President and Chief Executive Officer
Richard J. Cantele, Jr., Secretary
John F. Foley, Chief Financial Officer

Officers of Salisbury Bank and Trust Company

John F. Perotti, President and Chief Executive Officer
Richard J. Cantele, Jr., Executive Vice President, Treasurer and Chief Operating Officer
John F. Foley, Senior Vice President and Comptroller
Todd M. Clinton, Senior Vice President, Operations and Compliance Officer
Diane E.R. Johnstone, Senior Vice President and Trust Officer
Sharon A. Pilz, Vice President and Trust Officer
William C. Lambert, Vice President and Trust Officer
Geoffrey Talcott, Vice President and Chief Lending Officer
Lana M. Hobby, Vice President and Secretary
Shelly L. Humeston, Assistant Vice President
Karen S. Ralph, Assistant Vice President
Robert J. Lotz, Assistant Vice President and Trust Operations Officer
Linda F. Decker, Assistant Treasurer
Alton E. Golden, Retail Banking Officer and Branch Assistant

The Lakeville Office

Ryan J. Ferreira, Branch Manager

The Salisbury Office

Alice C. Kent, Branch Manager

The Sharon Office

Edward L. Coyle, Branch Manager

The Canaan Office

Francis A. English, Branch Manager



SALISBURY BANCORP, INC.

the holding company for

SALISBURY BANK AND TRUST COMPANY

with offices in
Lakeville, Salisbury, Sharon, and Canaan, Connecticut

Telephone (860) 435-9801 or (860) 364-0500
1-800-222-9801 (toll free from CT, NY, MA)

SBT Link: 877-SBT-1212 (toll free)

Website: www.salisburybank.com